Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Postal Ballot Notice

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 ('the Act'), read together with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment(s) thereof for the time being in force), that the resolutions appended below are proposed to be passed by the Members through postal ballot / electronic voting (e voting). The explanatory statement pertaining to the aforesaid resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto with a Postal Ballot Form for your consideration.

The Board of Directors of the Company has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer ('Scrutinizer') for conducting the postal ballot / e voting process in a fair and transparent manner.

Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self addressed Business Reply Envelope not later than 17:30 hours IST on March 31, 2016. Postage will be borne and paid by the Company. Postal Ballot Form(s), if sent at the expense of the Member(s), will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given on the Business Reply Envelope. Please note that if any Postal Ballot Form is received after the said date, it will be considered that no reply has been received from the member.

Members desiring to opt for e voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section 'Voting through Electronic Means'. References to postal ballot(s) in this Postal Ballot Notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman or any other authorized director of the Company after the completion of the scrutiny of the postal ballots (including e voting). The result of the postal ballot shall be declared on or before April 3, 2016 and communicated to the stock exchanges, depository, registrar and share transfer agents and shall also be displayed on the Company's website, www.infosys.com

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Resolutions

Item no. 1 – Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to the eligible employees of the Company under the Plan

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ('SEBI Regulations') for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred herein as the 'Applicable Laws') and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as 'the Board', which term shall include the Nomination and Remuneration Committee (who is appointed as the 'Administrator') and any other committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution) the approval of the shareholders be and is hereby accorded to the Board to introduce, offer, issue and allot share-based incentives under the 2015 Stock Incentive Compensation Plan, the salient features of which are furnished in the Explanatory Statement to this Notice and to grant such incentives, to such person(s) who are in the permanent employment of the Company, whether working in India or out of India, and to the whole-time directors of the Company and to such other persons as may from time to time be allowed to be eligible for the benefits of the stock incentives under applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as 'Eligible Employees'), except persons who are promoters or belong to the promoter group, at such price or prices, in one or more tranches and on such terms and conditions, as may be fixed or determined by the Board in accordance with the 2015 Stock Incentive Compensation Plan;

RESOLVED FURTHER THAT, the maximum number of stock incentives granted to Eligible Employees under the 2015 Stock Incentive Compensation Plan shall not exceed 24,038,883 equity shares (as adjusted for any changes in capital structure of the Company) including shares currently held under the RSU 2011 plan (that is 11,223,576 equity shares) at a price decided by the Board or the Administrator from time to time in accordance with the 2015 Stock Incentive Compensation Plan;

RESOLVED FURTHER THAT, the Board or the Administrator be and is hereby authorized on behalf of the Company to make and carry out any modifications, changes, variations, alterations or revisions in the terms and conditions of the 2015 Stock Incentive Compensation Plan or to the terms of the stock incentives granted and / or vested but not exercised, including modifications or changes to the quantum and price of such stock incentives, from time to time, in accordance with applicable laws and regulations prevailing from time to time, as it may deem fit, necessary or desirable, without requiring the Board to secure any further consent(s) or approval(s) of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution;

RESOLVED FURTHER THAT, in case of any corporate action(s) such as rights issues, bonus issues, merger, or sale of division(s) of the Company or other similar events, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under applicable laws, so as to ensure that fair and equitable benefits under the 2015 Stock Incentive Compensation Plan are passed on to the Eligible Employees;

RESOLVED FURTHER THAT, the Board be and is hereby authorized to take necessary steps for listing of the shares allotted under the 2015 Stock Incentive Compensation Plan on the stock exchanges as per the provisions of the Listing Agreements with the Stock Exchanges concerned, SEBI Regulations and other applicable laws and regulations;

RESOLVED FURTHER THAT, for the purpose of bringing into effect and implementing the 2015 Stock Incentive Compensation Plan and generally for giving effect to these resolutions, the Board or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

RESOLVED FURTHER THAT, consent of the Company be and it is hereby accorded to the Trustees of the Infosys Limited Employees Welfare Trust ('the Trust') to amend

the trust deed in accordance with the requirements of the SEBI Regulations and to utilize the equity shares which are remaining unutilized with the Trust, towards the 2015 Stock Incentive Compensation Plan (except for 100,000 shares which are earmarked for welfare activities of the employees);

RESOLVED FURTHER THAT, the Trustees of the Trust be and are hereby authorized to determine all other terms and conditions of the formation and operation of the Trust;

RESOLVED FURTHER THAT, the Board or the Administrator be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate such powers to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.

Item no. 2 – Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to the eligible employees of the Company's subsidiaries under the Plan

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to the applicable provisions of the Companies Act, 2013, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ('SEBI Regulations') for the time being in force and as may be modified from time to time, and other rules, regulations, circulars and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred herein as the 'Applicable Laws') and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as 'the Board, which term shall include the Nomination and Remuneration Committee (who is appointed as the 'Administrator') and any other committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution), the approval of the shareholders be and is hereby accorded to the Board to introduce, offer, issue and allot share-based incentives under the 2015 Stock Incentive Compensation Plan, the salient features of which are furnished in the Explanatory Statement to this Notice and to grant such incentives, to such person(s) who are in the permanent employment of the Company's subsidiaries, whether working in India or out of India, and to the whole-time directors of the subsidiaries and to such other persons as may from time to time be allowed to be eligible for the benefits of the stock incentives under applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as 'Eligible Employees'), except persons who are promoters or belong to the promoter group, at such price or prices, in one or more tranches and on such terms and conditions, as may be fixed or determined by the Board in accordance with the 2015 Stock Incentive Compensation Plan;

RESOLVED FURTHER THAT, the maximum number of stock incentives granted to Eligible Employees of both employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan shall not cumulatively exceed 24,038,883 equity shares (as adjusted for any changes in capital structure of the Company) including shares currently held under the RSU 2011 plan (that is 11,223,576 equity shares) at a price decided by the Board or the Administrator from time to time in accordance with the 2015 Stock Incentive Compensation Plan;

RESOLVED FURTHER THAT, the Board or the Administrator be and is hereby authorized on behalf of the Company, to make and carry out any modifications, changes, variations, alterations or revisions in the terms and conditions of the 2015 Stock Incentive Compensation Plan or to the terms of the stock incentives granted and / or vested but not exercised, including modifications or changes to the quantum and price of such stock incentives, from time to time, in accordance with applicable laws and regulations prevailing from time to time, as it may deem fit, necessary or desirable, without requiring the Board to secure any further consent(s) or approval(s) of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution;

RESOLVED FURTHER THAT, in case of any corporate action(s) such as rights issues, bonus issues, merger, restructuring, sale of division of the Company or other similar event, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under applicable laws, so as to ensure that fair and equitable benefits under the 2015 Stock Incentive Compensation Plan are passed on to the Eligible Employees;

RESOLVED FURTHER THAT, the Board be and is hereby authorized to take necessary steps for listing of the shares allotted under the 2015 Stock Incentive Compensation Plan

on the stock exchanges as per the provisions of the Listing Agreements with the Stock Exchanges concerned, the SEBI Regulations and other applicable laws and regulations;

RESOLVED FURTHER THAT, for the purpose of bringing into effect and implementing the 2015 Stock Incentive Compensation Plan and generally for giving effect to these resolutions, the Board or the Administrator be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

RESOLVED FURTHER THAT, consent of the Company be and it is hereby accorded to the Trustees of the Infosys Limited Employees Welfare Trust ('the Trust') to amend the trust deed in accordance with the requirements of the SEBI Regulations and to utilize the equity shares which are remaining unutilized with the Trust, towards the 2015 Stock Incentive Compensation Plan (except for 100,000 shares which are earmarked for welfare activities of the employees);

RESOLVED FURTHER THAT, the Trustees of the Trust be and are hereby authorized to determine all other terms and conditions of the formation and operation of the Trust;

RESOLVED FURTHER THAT the Board or the Administrator be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate such powers to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc., as may be necessary in this regard.

Item no. 3 – Reappointment of Prof. Jeffrey S. Lehman, as an Independent Director

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT, pursuant to provisions of sections 149, 152, and any other applicable provisions of the Companies Act, 2013, and the Rules made thereunder (including any statutory modifications or re-enactment(s) thereof, for the time being in force), read with Schedule IV to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), Prof. Jeffrey S. Lehman (DIN: 00092981), who was appointed as an independent director of the Company for a term up to April 13, 2016 by the shareholders, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose Prof. Jeffrey S. Lehman as a candidate for the office of a director of the Company, be and is hereby reappointed as an independent director of the Company with effect from April 14, 2016 to April 13, 2018, not liable to retire by rotation;

RESOLVED FURTHER THAT, the Board be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate to any executives / officers of the Company to do all such acts, deeds, matters and things and also to execute such documents, writings, etc., as may be necessary in this regard.

Item no. 4 – Appointment of Dr. Punita Kumar- Sinha, as an Independent Director

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to Section 149, 152, Schedule IV and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder, Dr. Punita Kumar-Sinha (DIN: 05229262), who was appointed as an additional director of the Company by the Board of Directors with effect from January 14, 2016, in terms of Section 161 of the Companies Act, 2013, and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying his intention to propose Dr. Punita Kumar-Sinha as a candidate for the office of a director of the Company, be and is hereby appointed as an independent director of the Company up to January 13, 2021, not liable to retire by rotation.

Item no. 5 – Reappointment of Dr. Vishal Sikka, CEO & MD

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT, pursuant to the recommendation of the Board, the Nomination and Remuneration Committee and pursuant to the provisions of Sections 196, 197 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof), read with Schedule V to the Act (including any statutory modification(s) or re-enactment(s) thereof), consent of the Members be and is hereby accorded to reappoint Dr. Vishal Sikka, as the CEO & Managing Director (DIN: 06897177), with effect from April 1, 2016 to March 31, 2021 subject to the approval of the Central Government as may be required and on the terms and conditions as specified in the Explanatory Statement pursuant to Section 102 (1) of

the Companies Act, 2013 annexed to this Notice and on the remuneration payable with effect from April 1, 2016 to March 31, 2021, as follows:

1. Employment term : Unless terminated earlier or extended later by the parties pursuant to the terms of the Existing Employment Agreement, the Existing Employment Agreement shall terminate on (a) December 31, 2016, or (b) if earlier, the date of shareholder and Central Government approval for the New Employment Agreement. The New Employment Agreement shall become effective on the termination of the Existing Employment Agreement and shall expire on March 31, 2021. To the extent the effectiveness of the New Employment Agreement is conditioned on shareholders or regulatory approvals, the Existing Employment Agreement shall remain in force and effect until these approvals are received.
2. Base pay: Annual base salary of US $1,000,000 to be paid periodically in accordance with the Company's normal payroll practices and subject to tax withholding.
3. Variable pay: Annual performance-based variable pay at a target level of US $3,000,000 less applicable tax withholding subject to the Company's achievement of fiscal year performance targets. Fiscal year performance targets will be set by the Board annually to align with the Company's stated goals for financial year 2020-2021 for revenue, margins and revenue per person. Fiscal year 2017 performance targets will be primarily measured against annual Board-approved goals set to progress towards the Company's stated goals for financial year 2020-2021. The Board (or its committee) may reserve the authority to set such milestones on a GAAP or non-GAAP basis.
4. Stock compensation : Dr. Sikka will be eligible to participate in the Company's 2015 Stock Incentive Compensation Plan and will be eligible to receive an annual grant of 1) US $ 2,000,000 of fair value in RSUs which vest over time, subject to continued service ('time-based RSUs') and 2) US $ 5,000,000 in performance based equity and stock options which will be granted upon the Company's achievement of certain performance targets as determined by the Board or its committee at its sole discretion ('Performance Equity').Fiscal year performance targets will be set by the Board annually to align with the Company's stated goals for financial year 2020-2021 for revenue, margins and revenue per person. Fiscal year 2017 performance targets will be primarily measured against annual Board-approved goals set to progress towards the Company's stated goals for financial year 2020-2021.

   'Fair value' means the closing trading price of the Applicable equity Shares / ADS on the applicable stock exchange on the date of grant. The Administrator of the Plan will set the terms and conditions governing the award. The stock incentives shall vest over a period of four years or such other term as decided by the Board or its committee at its sole discretion.
5. Employee benefits: During the term of his employment, Dr. Sikka will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other whole-time directors of the Company.
6. Vacation: Dr. Sikka will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its whole-time directors.
7. Expenses: the Company will reimburse Dr. Sikka for, or pay for, actual and reasonable travel, entertainment, security, tax equalization or other expenses incurred by him pursuant to or in connection with the performance of his duties.
8. Minimum and maximum remuneration : Should Dr. Sikka fail to achieve minimum performance targets, his remuneration as proposed will fall to US $3,000,000 annually, consisting of US $1,000,000 of base salary and US $2,000,000 of time-based RSUs. If Dr. Sikka's performance targets are overachieved, the performance-based payments for variable components of his compensation (variable pay and Performance Equity) will be capped at 150% of the target compensation for such variable components.
9. Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2016, during the tenure of Dr. Sikka as CEO & MD of the Company, the Company shall pay to Dr. Sikka the remuneration by way of base salary, variable pay, and other allowances not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.
10. Annual increases to components of Dr. Sikka's compensation will be determined on an annual basis

by the Board or its committees at its sole discretion, taking into account the Company's prior years' audited financial performance, market conditions and independent compensation benchmarks.

RESOLVED FURTHER THAT, the Board be and is hereby authorized to alter and vary the terms and conditions of appointment and / or remuneration, subject to the same not exceeding the limits specified under Section 197, read with Schedule V of the Companies Act, 2013 (including any statutory modifications or re-enactments thereof, for the time being in force).

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

by order of the Board of Directors
for Infosys Limited

Bengaluru
February 24, 2016

A. G. S. Manikantha
Company Secretary

Notes

1. The explanatory statement pursuant to Section 102 of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members / List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on February 25, 2016. The Postal Ballot Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding) / the Company's registrar and share transfer agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Postal Ballot Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.
3. Members whose names appear on the Register of Members / List of Beneficial Owners as on February 25, 2016 will be considered for the purpose of voting. A person who is not a Member as on the relevant date should treat this notice for information purposes only.
4. Resolutions passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.
5. The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Forms will be treated as invalid.
6. In case a Member wishes to obtain a printed Postal Ballot Form or a duplicate, he or she may send an email to investors@infosys.com. The registrar and transfer agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the Member.
7. Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Members as on February 25, 2016. The postal ballot period commences on March 2, 2016 (9:00 Hours IST) and ends on March 31, 2016 (17:30 Hours IST).
8. In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the Members to exercise their votes electronically and vote on all resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Notice.
9. A Member cannot exercise his vote by proxy on postal ballot.
10. Members wishing to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than the close of working hours (i.e. 17:30 Hours IST) on March 31, 2016. The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the Members, will also be accepted. If any postal ballot is received after 17:30 Hours IST on March 31, 2016, it will be considered that no reply from the Member has been received.
11. The Scrutinizer will submit his report to the Chairman or any other director after the completion of scrutiny, and the result of the voting by postal ballot will be announced by the Chairman or any director of the Company duly authorized, on or before April 3, 2016 at the registered office of the Company and will also be displayed on the Company website (www.infosys.com), and communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.
12. The last date for the receipt of duly completed Postal Ballot Forms or e-voting shall be the date on which the resolution would be deemed to have been passed,

if approved by the requisite majority. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by postal ballot / e-voting.

Voting through electronic means

In compliance with Regulation 44, SEBI Listing Obligation and Disclosure Requirements, 2015 and Sections 108, 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e voting are as follows:

1. Members whose email addresses are registered with the Company / depository participant(s) will receive an email from NSDL informing them of their User ID and password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process:
   a. Open email and open the PDF file titled 'Infosys e voting.pdf' using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.
   b. Launch your internet browser and type the following URL: https://www.evoting.nsdl.com. Click on Shareholder – Login.
   c. Enter the user ID and password (the initial password noted in step (a) above). Click on Login.
   d. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.
   e. The homepage of e-voting will open. Click on e-voting: Active Voting Cycles.
   f. Select 'EVEN' (E-Voting Event Number) of Infosys Limited.
   g. Now you are ready for e-voting as the 'Cast Vote' page opens.
   h. Cast your vote by selecting the option of your choice and click on 'Submit', and also remember to 'Confirm' when prompted.
   i. On confirmation, the message 'Vote cast successfully' will be displayed.
   j. After you have voted on a resolution once, you will not be allowed to modify your vote.
   k. Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory(ies) who is / are authorized to vote, to the Scrutinizer via e mail to evoting@infosys.com, with a copy marked to evoting@nsdl.co.in.
2. For members whose email IDs are not registered with the Company / Depository Participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted:
   a. The initial password is provided at the bottom of the Postal Ballot Form.
   b. Please follow the instructions from a. to k. as mentioned in step 1 to cast your vote.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e voting user manual for Members available in the 'Downloads' section of www.evoting.nsdl.com.
4. Login to the e voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.
5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.
6. The e-voting period commences on March 2, 2016 (9:00 Hours IST) and ends on March 31, 2016 (17:30 Hours IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date i.e. February 25, 2016, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it.

7. The voting rights of Members shall be in proportion to their share of the paid up equity share capital of the Company as on the relevant date i.e. February 25, 2016. Voting rights in the postal ballot / e-voting cannot be exercised by a proxy, though corporate and institutional shareholders shall be entitled to vote through their authorized representatives with proof of their authorization.

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item nos. 1 and 2

The Securities and Exchange Board of India ('SEBI') has issued the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ('SEBI Regulations') with effect from October 28, 2014 and has repealed the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('SEBI ESOP Guidelines 1999').

All listed companies having existing schemes to which the SEBI Regulations apply are required to comply with the same in their entirety. In order to introduce stock options / ADRs and other stock incentives, the RSU 2011 Plan needs to be amended so that the scheme can be offered to employees of the Company and employees of its subsidiary companies. Accordingly, it is proposed that the Company adopts a new scheme under the SEBI Regulations by amending the existing RSU 2011 Plan, under the name and style of '2015 Stock Incentive Compensation Plan' for the purposes of granting restricted stock units ('RSU') and stock incentives to the employees of the Company and its subsidiaries as applicable and subject to the terms and conditions of grant, vesting and exercise, to enable them to get equity shares, ADR/S's or cash ('2015 Plan'), which the Board of Directors has approved on October 12, 2015.

The Board had in October 2015, recommended that the Company create a pool of up to 2% of the shares outstanding towards the 2015 Stock Incentive Compensation Plan for employees of the Company. The Management of the Company has recommended to the Board that a budget of 1% of the shares outstanding be allocated at this time to the needs of the Plan, amounting to approximately 24,038,883 equity shares. This 1% pool includes 11,223,576 treasury shares of the Company that are currently held in trust towards the 2011 RSU Plan. Consequently, an additional 12,815,307 additional equity shares amounting to 0.56% of the shares outstanding will be required to be set aside for the 2015 Stock Incentive Compensation Plan. We expect the pool of 24,038,883 shares to be granted over a period of 4 -7 years.

The Resolutions contained at Item nos. 1 and 2 seek to obtain the Members' approval to authorize the Board of Directors of the Company (herein after referred to as 'the Board, which term shall include the Nomination and Remuneration Committee ('Administrator') constituted by the Board to exercise its powers in relation hereto, including the powers conferred by these resolution and / or such other persons who may be authorized by the Board or the Administrator to create, issue, offer and allot equity shares, ADRs or cash, from time to time, to the employees of the Company or its subsidiaries under the 2015 Plan.

Pursuant to Regulation 6 and Regulation 14 of the SEBI Regulations and the requirements enumerated by the SEBI through the circular no. CIR/CFD/POLICY CELL/2/2015 dated June 16, 2015, the key details of the 2015 Plan are set out below:

1.1. Brief description of the 2015 Stock Incentive Compensation Plan

The 2011 Restricted Stock Unit Plan adopted by the Company on August 30, 2011 is required to be amended and restated in accordance with the SEBI Regulations. The 2011 RSU Plan has issued restricted stock units to only one employee of the Company. In addition, the Board has, after careful consideration, recommended that the Company implements a stock incentive compensation plan granting share based benefits to eligible employees with a view to reward and retain the best talent and to promote increased participation by them in the growth of the Company. The stock incentives are proposed to be issued under the 2015 Plan. The purpose of the 2015 Plan is:

- Attract, retain and motivate talented and critical employees;
- Encourage employees to align individual performance with Company objectives; and
- Reward employee performance with ownership.

The 2015 Plan provides alternatives to grant stock incentives to eligible employees such as restricted stock units ('RSU') and stock options (together 'Stock Incentives') and subject to applicable law and conditions for exercise, the eligible employees shall be entitled to receive equity shares, American depository receipts ('ADRs') or cash on exercise of the Stock Incentives. The stock incentives will vest over a period of four years from the date of the grant, or such other period as decided in the sole discretion by the Administrator from time to time. The 2015 Plan shall be administered by the

Nomination and Remuneration Committee of the Board constituted by the Company pursuant to the provisions of Section 178 of the Companies Act, 2013 which is designated as the 'Compensation Committee' for the administration and superintendence of the 2015 Plan ('Administrator'). The Administrator's decisions, determinations, and interpretations will be final and binding on all eligible employees and participants under the 2015 Plan. Each stock incentive shall be evidenced by an award agreement that will specify such terms and conditions as the Administrator, in its sole discretion, will determine, including whether the eligible employees will get equity shares of the Company, ADRs of the Company or cash on exercise of the Stock Incentives.

1.2 Total number of options, shares or benefits to be granted

The total number of equity shares and ADRs to be allotted pursuant to the exercise of the Stock Incentives under the 2015 Plan to the employees of the company and its subsidiaries shall not cumulatively exceed 24,038,883 equity shares (approximately 1% of the issued capital) of which 17,038,883 shares will be issued as RSUs at par value (including shares currently held under the RSU 2011 Plan amounting to 11,223,576 equity shares) and 7,000,000 will be issued as stock options at market price. The mix of RSUs, options or other equity rights under the Plan may be adjusted in the sole determination of the Administrator from time to time.

1.3 Identification of classes of employees entitled to participate and beneficiaries in the scheme

Employees, as defined under the SEBI Regulations, of the Company and its subsidiary companies, whether working in India or abroad, will be entitled to participate in the 2015 Plan, subject to the fulfillment of such eligibility criteria as may be specified in the SEBI Regulations and / or as may be determined by the Administrator from time to time.

1.4 Requirements of vesting and period of vesting

The vesting of the Stock Incentives would also be subject to the terms and conditions as may be stipulated by the Administrator from time to time including but not limited to satisfactory performance of the employees, their continued employment with the Company or its subsidiaries as applicable. The vesting period of the Stock Incentives shall commence any time after the expiry of one year from the date of the grant of the Stock Incentives to the employee and shall end over a period of four years. The number of Stock Incentives and terms of the same made available to employees (including the vesting period) may vary at the sole discretion of the Administrator.

1.5 Maximum period within which the options / benefits shall be vested

The maximum period within which the Stock Incentives shall vest will be four years from the date of grant (or such other period as decided in the sole discretion of the Administrator from time to time) and shall be provided in the award agreement with the employees.

1.6 Exercise price, purchase price or pricing formula

The exercise price for the restricted stock units will be equal to the par value of the shares and the exercise price of stock options would be market price as on the date of the grant.

1.7 Exercise period and process of exercise

The 2015 Plan specifies the options to provide incentives to employees: restricted stock units and stock options. The Administrator shall decide the exercise period and process of exercise and the same shall be mentioned in the award agreement with employees.

Further, the Stock Incentives shall be deemed exercised when the Company receives:

- Written or electronic notice of the exercise from the person entitled to exercise the Stock Incentives; and
- Subject to the terms of award agreement with the employees, full payment for the equity shares or ADRs with respect to which the Stock Incentives are exercised along with applicable tax amount payable by such person.
- However, in cases where the Administrator so decides, the income tax amounts will be deducted from the concerned employee's salary and in such events, the payment for the equity shares or ADRs need not be accompanied by the tax amount.

1.8 The appraisal process for determining the eligibility of employees for the scheme(s)

The Administrator shall determine the criteria for the eligible employees under the 2015 Plan based on the performance of the employee for the past financial years (or for his period of service), position and responsibilities of the concerned employee, the nature of the employee's services to the Company or its subsidiaries, the period for which the employee has rendered his services to the Company or its subsidiaries, the employee's present and potential contribution to the success of the Company or its subsidiaries and such other factors as the Administrator shall deem relevant for accomplishing the purpose of the Plan and as mentioned in the award agreement with the employees.

1.9 Maximum number of options, shares, as the case may be, to be issued per employee and in aggregate

The maximum number of Stock Incentive to be granted per eligible employee shall be as follows:

- The maximum number of equity shares that can be issued per eligible employee shall not exceed 1% of the total paid-up equity capital of the Company.
- The maximum number of equity shares and ADRs that can be issued to eligible employees who are not residents of India in the aggregate shall not exceed 5% of the total paid-up capital of the Company.
- The grant of Stock Incentives during any one year covering a number of equity shares or ADRs equal to or exceeding 1% of the issued capital of the Company at the time of grant of the Stock Incentive shall be subject to a special resolution passed at an Annual General Meeting.
- The total number of equity shares or ADRs to be allotted to employees of the Company and its subsidiaries pursuant to the exercise of the Stock Incentives under the 2015 Plan shall not cumulatively exceed 24,038,883 equity shares.

1.10 Maximum quantum of benefits to be provided per employee under the scheme(s)

Same as 1.9

1.11 Whether the scheme(s) is to be implemented and administered directly by the Company or through a trust

The Administrator shall administer the 2015 Plan either through itself or through a trust or both as it deems fit.

1.12 Whether the scheme(s) involves new issue of shares by the Company or secondary acquisition by the trust or both

The 2015 Plan involves new issue of shares by the Company numbering 12,815,307 shares and shares held by the trust (numbering 11,223,576 shares)

1.13 The amount of loan to be provided for implementation of the scheme(s) by the Company to the trust, its tenure, utilization, repayment terms, etc.

Nil

1.14 Maximum percentage of secondary acquisition (subject to limits specified under the regulations) that can be made by the trust for the purposes of the scheme(s)

Not applicable

1.15 A statement to the effect that the Company shall conform to the accounting policies specified in Regulation 15

The Company shall comply with the accounting policies specified in the requirements of the guidance note on accounting for employees share based payments ('Guidance Note') or Accounting Standards as may be prescribed by the Institute of Chartered Accountants of India (ICAI) from time to time, including the disclosure requirements prescribed therein.

Where the existing guidance note or Accounting Standard do not prescribe accounting treatment or disclosure requirements for any of the schemes covered under these regulations then the Company shall comply with the relevant accounting standards as may be prescribed by the ICAI from time to time.

1.16 The method which the Company shall use to value its options:

To calculate the employee compensation cost, the Company shall use the Fair Value Method for the valuation of the Stock Incentives granted.

As the 2015 Plan provides for issue of equity shares and ADRs to be offered to persons other than the existing Members of the Company, consent of the Members is being sought pursuant to Section 62 and all other applicable provisions, if any, of the Companies Act, 2013 and as per Regulation 6 of the SEBI Regulations.

Pursuant to the provisions of the SEBI Regulations, a separate resolution is required to be passed if the grant of option, shares or other benefits, as the case may be, to the employees of subsidiaries. Accordingly, approval of the shareholders is sought.

Accordingly, the resolutions set as Item nos. 1 and 2 are being placed for the approval of Members.

None of the Promoters or their relatives are in any way concerned or interested in these resolutions except to the extent of their shareholding as Members.

The directors, key managerial personnel or their relatives may be deemed to be concerned or interested in these resolutions to the extent of RSUs, stock options that be granted to them and to the extent of their shareholding as Members.

The Board of Directors recommends the passing of the proposed resolutions stated in Item nos. 1 and 2 as special resolutions.

Item no. 3

Prof. Jeffrey S. Lehman is due for retirement from his first term as independent director after the notification of the new Companies Act, 2013 on April 13, 2016. Based on his skills, experience, knowledge and performance evaluation, it is proposed that Prof. Lehman be reappointed for another term of two years from April 14, 2016 to April 13, 2018 as an independent director of the Board.

Members may note that Prof. Lehman's appointment for another term of two years is an exception to the present Nomination and Remuneration Policy of the Company which was adopted by the Board on March 26, 2015.

Part B of the policy under term / tenure states : If an independent director has already served for a period of five years or more in the Company as on April 1, 2014, he/she shall be eligible for appointment for one more term of five years only.

In accordance with Section 149 (10) and (11) of the Companies Act, 2013 an independent director shall hold office for a term up to five consecutive years on the Board of a company, but shall be eligible for reappointment on passing of a special resolution by the company and disclosure of such appointment in the Board's report.

Prof. Jeffrey S. Lehman fulfills the requirements of independent director as laid down under Section 149(6) of the Companies Act, 2013.

No independent director shall hold office for more than two consecutive terms, but such independent director shall be eligible for appointment after the expiration of three years of ceasing to become an independent director:

Hence it is proposed for the reappointment of Prof. Lehman with an exception to the aforementioned clause from the policy to align it with the Companies Act, 2013, Listing Regulations, 2015 and other relevant provisions.

Prof. Jeffrey S. Lehman is an independent director of the Board. He joined the Board of Directors ('the Board') of the Company in April 14, 2006 and he was appointed as an independent director by the shareholders pursuant to the Companies Act, 2013, through postal ballot dated January 9, 2015 (approval receipt dated March 2, 2015) for a term up to April 13, 2016 (first term under the Companies Act, 2013).

An independent director's appointment is subject to the retirement policy of the Board. As per the retirement policy of the Board and subject to the term of office conditions, under the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force) and the Listing Regulations, independent directors retire on a date, which is earlier of either of the following events:

- Age: Attaining the age of 70 years; or
- Term completion: Completion of two consecutive terms of five years each from the date of appointment. For the purposes of Companies Act, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, any tenure of an independent director on the date of Commencement of the Companies Act, 2013 which is April 1, 2014 shall not be counted as a term.

The Company has received notice in writing pursuant to Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹ 100,000/- proposing the candidature of Prof. Jeffrey S. Lehman for the office of independent director, to be re-appointed as such under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Prof. Jeffrey S. Lehman (i) consent in writing to act as director in Form DIR 2 pursuant to Rule 8 of The Companies (Appointment & Qualification of Directors) Rules, 2014, (ii) intimation in Form DIR 8 in terms of The Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified under sub- section (2) of Section 164 of the Companies Act, 2013, confirming his eligibility for such reappointment, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub section (6) of Section 149 of the Companies Act, 2013.

In the opinion of the Board, and based on the Board's evaluation, Prof. Jeffrey S. Lehman fulfils the conditions specified in the Companies Act, 2013 and Rules made thereunder for his reappointment as an independent director of the Company and is independent of the Management. A copy of the draft letter for the appointment of Prof. Jeffrey S. Lehman as an independent director setting out the terms and conditions would be available for inspection without any fee by the Members at the registered office of the Company during normal business hours on any working day up to March 31, 2016. The Board considers that his continued association would be of immense benefit to the Company and it is desirable to continue to avail the services of Prof. Jeffrey S. Lehman as an independent director. Accordingly, the Board recommends the resolution in relation to the reappointment of Prof. Jeffrey S. Lehman as an independent director, for the approval by Members of the Company.

No director, key managerial personnel or their relatives, except Prof. Jeffrey S. Lehman to whom the resolution relates, is interested in or concerned with the resolution.

The Board recommends the resolution set forth in Item no. 3 for the approval of the Members

Item no. 4

The Board, at its meeting held on January 14, 2016, appointed Dr. Punita Kumar-Sinha as an additional director of the Company with effect from January 14, 2016, pursuant to Section 161 of the Companies Act, 2013, read with Article 114 of the Articles of Association of the Company.

The Company has received notice in writing under the provisions of Section 160 of the Companies Act, 2013, from a member along with a deposit of ₹ 100,000/- proposing the candidature of Dr. Punita Kumar-Sinha for the office of independent director, to be appointed as such under the provisions of Section 149, 152 of the Companies Act, 2013.

The Company has received (i) consent in writing from Dr. Punita Kumar-Sinha to act as director in Form DIR 2 pursuant to Rule 8 of The Companies (Appointment & Qualification of Directors) Rules 2014, (ii) intimation in Form DIR 8 in terms of The Companies (Appointment & Qualification of Directors) Rules, 2014, from Dr. Punita Kumar-Sinha to the effect that she is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, and (iii) a declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013.

The resolution seeks the approval of Members for the appointment of Dr. Punita Kumar-Sinha as an independent director of the Company up to January 13, 2021 pursuant to Section 149, 152 and other applicable provisions of the Companies Act, 2013 and the Rules made thereunder. She is not liable to retire by rotation.

In the opinion of the Board of Directors, Dr. Punita Kumar-Sinha, the independent director proposed to be appointed, fulfils the conditions specified in the Companies Act, 2013 and the Rules made thereunder and she is independent of the Management. A copy of the draft letter for the appointment of Dr. Punita Kumar-Sinha as an independent director setting out the terms and conditions is available for inspection without any fee by the Members at the Company's registered office during normal business hours on working days up to March 31, 2016.

No director, key managerial personnel or their relatives, except Dr. Punita Kumar-Sinha to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution set forth in Item no. 4 for the approval of the Members.

Item no. 5

The Company's Nomination and Remuneration Committee ('the Committee') and Board recognize the outstanding initiatives taken by Dr. Vishal Sikka towards restoring the Company to Industry leadership, which have already begun to show results. The Management, under the leadership of Dr. Sikka has drawn up goals for revenue, margins and revenue per person for the financial year 2020-2021 which are expected to be progressively achieved in the next five years. The Board believes that Dr. Sikka's leadership will be essential to achieve these goals. Hence the Board recommends that Dr. Sikka's present contract of employment be replaced with a new contract that is fully aligned to the period and goals, as well as to shareholder value creation.

The new contract of employment will extend through March 31, 2021. Just as the company's 2015 Stock Incentive Compensation Plan will increase the use of equity compensation to motivate and retain other senior executives, Dr. Sikka's new contract of employment will rely more on equity compensation and less on cash compensation to motivate and retain him. The Committee retained an independent consultant to assist with benchmarking Dr. Sikka's target levels of compensation to those of other non-founder CEOs at global technology companies of roughly comparable size and scale.

Pursuant to the authority granted to the Board in the relevant resolution passed at the Extraordinary General Meeting held on July 30, 2014 ('2014 EGM') and on recommendation of the Nomination and Remuneration Committee, the Board has approved the amendments to the existing executive employment agreement between the Company and Dr. Sikka dated June 12, 2014 ('Existing Employment Agreement') and to change the term of the Existing Employment Agreement to December 31, 2016 (unless extended by the Board subject to any necessary shareholder or regulatory approvals). Further, the Board approved the execution of the new executive employment agreement for the reappointment of Dr. Sikka as the Chief Executive Officer and Managing Director, which shall be effective April 1, 2016 and shall expire on March 31, 2021, subject to any regulatory approvals that may be required by operation of law, the Board recommends the revision of Dr. Sikka's employment contract in the following manner:

1. Employment term: Unless terminated earlier or extended later by the parties pursuant to the terms of the Existing Employment Agreement, the Existing Employment Agreement shall terminate on (a) December 31, 2016, or (b) if earlier, the date of shareholder and Central

Government approval for the New Employment Agreement. The New Employment Agreement shall become effective on the termination of the Existing Employment Agreement and shall expire on March 31, 2021. To the extent the effectiveness of the New Employment Agreement is conditioned on shareholders' or regulatory approvals, the Existing Employment Agreement shall remain in force and effect until these approvals are received.

2. Base pay : Annual base salary of US $1,000,000 to be paid periodically in accordance with the Company's normal payroll practices and subject to tax withholding.
3. Variable pay : Annual performance-based variable pay at a target level of US $3,000,000 less applicable tax withholdings, subject to the Company's achievement of fiscal year performance targets. Fiscal year performance targets will be set by the Board annually to align to the Company's stated goals for financial year 2020-2021 for revenue, margins and revenue per person. Fiscal year 2017 performance targets will be primarily measured towards the Company's stated goals for Financial year 2020-2021. The Board (or its committee) may reserve the authority to set such milestones on a GAAP or non-GAAP basis.
4. Stock compensation : Dr. Sikka will be eligible to participate in the Company's 2015 Stock Incentive Compensation Plan and will be eligible to receive an annual grant of 1) US $ 2,000,000 of fair value in RSUs which vest over time, subject to continued service ('time-based RSUs') and 2) US $ 5,000,000 in performance based equity and stock options which will be granted upon the Company's achievement of certain performance goals as determined by the Board or its committee at its sole discretion ('Performance Equity'). Fiscal year performance targets will be set by the Board annually to align with the Company's stated goals for financial year 2020-2021 for revenue, margins and revenue per person. Fiscal year 2017 performance targets will be primarily measured against annual Board-approved goals set to progress towards the Company's stated goals for financial year 2020-2021. 'Fair value' means the closing trading price of the Applicable equity Shares / ADS on the applicable stock exchange on the date of grant. The Administrator of the Plan will set the terms and conditions governing the award. The stock incentives shall vest over a period of four years or such other term as decided by the Board or its committee at its sole discretion.
5. Employee benefits : During the term of his employment, Dr. Sikka will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other whole-time directors of the Company.
6. Vacation : Dr. Sikka will be entitled to paid vacation in accordance with the Company's vacation policy applicable to its whole-time directors.
7. Expenses : the Company will reimburse Dr. Sikka for, or pay for, actual and reasonable travel, entertainment, security, tax equalization or other expenses incurred by him pursuant to or in connection with the performance of his duties.
8. Minimum and maximum remuneration : Should Dr. Sikka fail to achieve minimum performance targets, his remuneration as proposed will fall to US $3,000,000 annually, consisting of US $1,000,000 of base salary and US $2,000,000 of time-based RSUs. If Dr. Sikka's performance targets are overachieved, the Performance-based payments for variable components of Dr. Sikka's compensation (variable pay and Performance Equity) are capped at 150% of target compensation for such variable components.
9. Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2016, during the tenure of Dr. Sikka as CEO & MD of the Company, the Company shall pay to Dr. Sikka the remuneration by way of base salary, variable pay, and other allowances not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.
10. Annual increases to components of Dr. Sikka's compensation will be determined on an annual basis by the Board or its committees at its sole discretion, taking into account the Company's prior years' audited financial performance, market conditions and independent compensation benchmarks.

No director, key managerial personnel or their relatives, except Dr. Sikka to whom the resolution relates, is interested in or concerned with the resolution.

The Board recommends the resolution set forth in Item no. 5 for the approval of Members.

Additional information on directors recommended for appointment / reappointment required under Clause 36 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015



Prof. Jeffrey S. Lehman

Prof. Jeffrey S. Lehman, aged 59, was inducted on April 14, 2006 as a Member of the Board.

Prof. Jeffrey Sean Lehman is the inaugural vice-chancellor of NYU Shanghai. He has previously been founding dean of the Peking University School of Transnational Law, president of Cornell University, dean of the University of Michigan Law School, a tenured professor of law and public policy at the University of Michigan, a practicing lawyer in Washington, D.C., a law clerk to Associate Justice John Paul Stevens of the U.S. Supreme Court, and a law clerk to Chief Judge Frank M. Coffin of the U.S. Court of Appeals for the First Circuit.

He previously served as the president of the American Law Deans Association, as chair of the Board of Internet2, and as a member of the Boards of trustees of the Consortium on Financing Higher Education, the Skadden Fellowship Foundation, and the Asian University for Women Support Foundation.

Jeffrey's honors include the Friendship Award from the People's Republic of China, the National Equal Justice Award from the NAACP Legal Defense and Educational Fund, Inc., an honorary doctorate from Peking University, honorary professorships from several other universities, and membership in the American Law Institute. Jeffrey earned a Bachelor's degree in Mathematics from Cornell University and degrees in law and public policy from the University of Michigan.

Nature of expertise in specific functional areas

Law, Public Policy, Education, China

Disclosure of relationships between directors inter-se

Nil

Listed companies (other than Infosys) in which Prof. Jeffrey S. Lehman holds directorship and committee membership:

Directorship

Nil

Chairperson of Board committees

Nil

Member of Board committees

Nil

Shareholding in the Company

Nil



Dr. Punita Kumar-Sinha

Dr. Punita Kumar-Sinha, was inducted on January 14, 2016 as a Member of the Board.

Dr. Punita Kumar-Sinha has focused on investment management and financial markets during her 27 year career. She spearheaded some of the first foreign investments into the Indian equity markets in the early 1990s. Currently, she is the Founder and Managing Partner, Pacific Paradigm Advisors, an independent investment advisory and management firm focused on Asia. Dr. Kumar-Sinha is also a Senior Advisor and serves as an independent director for several companies. Prior to founding Pacific Paradigm Advisors, she was a Senior Managing Director of Blackstone and the Chief Investment Officer of Blackstone Asia Advisors. Dr Kumar-Sinha was also the Senior Portfolio Manager and CIO for The India Fund (NYSE :IFN), the largest India Fund in the US, for almost 15 years, The Asia Tigers Fund (NYSE :GRR), and The Asia Opportunities Fund. At Blackstone Asia Advisors, Dr. Kumar-Sinha led the business and managed teams in US, India, and Hong Kong.

Prior to joining Blackstone, Dr. Kumar-Sinha was a Managing Director and Senior Portfolio Manager at Oppenheimer Asset Management Inc., and CIBC World Markets, where she helped open one of the first India advisory offices for a foreign firm. She also worked at Batterymarch (a Legg Mason company), Standish Ayer & Wood (a BNY Mellon company), JP Morgan and IFC / World Bank.

Dr. Kumar-Sinha has been frequently featured in the media, including: The Financial Times, The New York Times, The Wall Street Journal, Barron's, Forbes, CNN, CNBC, Fox News, Star News, Bloomberg, ET Now and The Economic Times. She has also anchored a TV series on ET NOW on various global economies, key Indian policy issues and their impact on capital markets. Dr. Kumar-Sinha has been a speaker at many forums and many of her contributions at seminars and conferences have projected the potential and prospects of Asia as an investment destination.

Dr. Kumar-Sinha has a Ph.D. and a Masters in Finance from the Wharton School, University of Pennsylvania. She received her undergraduate degree in chemical engineering with distinction from the Indian Institute of Technology, New Delhi. She has an MBA and is also a CFA Charter holder. Dr. Kumar-Sinha is a member of the CFA Institute, the Boston Security Analysts Society and the Council on Foreign Relations. She is a Charter Member and was a Board Member of TIE-Boston. Dr. Kumar-Sinha has been awarded the Distinguished Alumni Award from IIT Delhi.

Nature of expertise in specific functional areas- Finance, Investment Management, Global Macro Economics and financial markets, Global Business Management.

Disclosure of relationships between directors inter-se

Nil

Listed companies (other than Infosys) in which Dr. Punita Kumar-Sinha holds directorship and committee membership:

Directorship

SKS Microfinance Limited
Rallis India Limited
SREI Infrastructure Finance Limited
Sobha Limited
JSW Steel Limited
FairFax India (Listed in Toronto)

Chairperson / Membership of Board committees

JSW Steel Limited
Risk Management Committee, Business Responsibility & Sustainability Reporting Committee, Shareholders'& Investors' Grievance Committee, CSR Committee Member Hedging Policy Review Committee Chair

SREI Infrastructure Finance Limited
Investment committee member

SKS Microfinance Limited
Nomination and Remuneration Committee / CSR Committee Member

Rallis India Limited
Executive Committee of the Board Member

Shareholding in the Company

1,377 ADRs invested through Asia Opportunities Fund



Dr. Vishal Sikka

Dr. Vishal Sikka is a whole-time director of the Board, and Chief Executive Officer & Managing Director of Infosys Limited.

Dr. Sikka has been featured among the top 50 CEOs in Glassdoor's annual Employees' Choice Awards for the Highest Rated CEOs in 2015.

Prior to joining Infosys, Dr. Sikka was a member of the Executive Board of SAP AG, leading all products and technologies, and driving innovation globally. In his 12 years at SAP, Dr. Sikka was instrumental in defining the company's technology and product strategy and architecture. He is credited with creating the breakthrough in-memory data platform, SAP HANA. He accelerated SAP's development processes, bringing about a deep focus on design and user experience, transforming the company's innovation culture, expanding engagement with startups and venture investing, and leading product incubation and co-creation with customers. He is also the creator of the concept of 'timeless software', which articulates the principles for the renewal of products without disruption to customer environments. He is especially known for his championship of technology as an amplifier of human potential, and his passion for applying software in purposeful ways to address some of the biggest global challenges.

His experience includes research in artificial intelligence, intelligent systems, programming languages and models, and information management – at Stanford University, at Xerox Palo Alto Labs, and as founder of two startup companies.

Dr. Sikka received his BS in Computer Science from Syracuse University. He holds a Ph.D. in Computer Science from Stanford University, USA.

Nature of expertise in specific functional areas

Artificial intelligence, intelligent systems, programming languages & models and information management.

Disclosure of relationships between directors inter-se

Nil

Listed companies (other than Infosys) in which Dr. Vishal Sikka holds directorship and committee membership:

Directorship

Nil

Chairperson of Board committees

Nil

Member of Board committees

Nil

Shareholding in the Company

10,824

Registered office:
Electronics City, Hosur Road
Bengaluru 560 100
India

Bengaluru
February 24, 2016

by order of the Board of Directors
for Infosys Limited

A. G. S. Manikantha
Company Secretary